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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -------------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                        ANGELES MORTGAGE INVESTMENT TRUST
             (Exact name of registrant as specified in its charter)


California                                        95-6890805
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(State of incorporation or organization)          (I.R.S. Identification No.)

340 North Westlake Boulevard, Suite 230
Westlake Village, CA                              91362
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(Address of principal executive offices)          (Zip Code)


         If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1), please check the following box. [ ]

         If this form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to the General Instruction (A(c)(2), please check the following box. [ ]

         Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                               Name of Each Exchange on Which
to be so Registered                               Each Class is to be Registered
-------------------                               ------------------------------
Class A Shares Purchase Rights                    American Stock Exchange

         Securities to be registered pursuant to Section 12(g) of the Act:

                                      None

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         ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         On November 12, 1996, the Trustees of Angeles Mortgage Investment Trust (the "Company") authorized the distribution of one Right for each outstanding Class A Share of the Company ("Class A Shares"). The distribution is to be made to the stockholders of record on November 18, 1996 (the "Record Date") and, in addition, the Company has authorized the issuance of one Right with respect to each Class A Share that shall become outstanding between the Record Date and the earliest of the Distribution Date, the Redemption Date or the Final Expiration Date (as such terms are hereinafter defined). When exercisable, each Right entitles the registered holder to purchase from the Company one Class A Share (or other shares, securities or property, as the case may be, of equivalent value) at the initial price of $60.00 per Share (the "Purchase Price"), subject to adjustment. However, if a person becomes an Acquiring Person (as hereinafter defined) holders (other than Acquiring Persons) can exercise at a price equal to one-half of the market value of the Class A Shares. The description and terms of the rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Chase Mellon Shareholder Services, L.L.C. (the "Rights Agent").

         Initially, the Rights will be evidenced by the certificates representing Class A Shares then outstanding, no separate Right Certificates will be distributed and the Rights will not be tradeable separate from the Class A Shares. The Rights will become exercisable and will separate from the Class A Shares upon the earlier of (i) ten business days after a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding Class A Shares (the "Share Acquisition Date") or (ii) ten business days (or a later date as determined by the Trustees) after the commencement of, or first public announcement of an intention to commence, a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding Class A Shares (the earlier of such dates being called the "Distribution Date").

         Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the Class A Share certificates and will be transferred with and only with such Class A Share certificate, (ii) new Class A Share certificates issued after the Record


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Date will contain in accordance with the Rights Agreement a notation incorporating the Rights Agreement by reference, and (iii) the surrender or transfer of any certificates for Class A Shares outstanding will also constitute the transfer of the Rights associated with the Class A Shares represented by such certificate.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 31, 2003 (the "Final Expiration Date"), unless the Final Expiration Date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

         As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of the Class A Shares as of the close of business on the Distribution Date, and thereafter, the separate Right Certificates alone will represent the Rights. Only Class A Shares issued prior to the Distribution Date will be issued with Rights.

         In the event that a Person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Class A Shares (or in certain circumstances cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right. Notwithstanding the foregoing, following the occurrence of such an event, all Rights that are or (under certain circumstances specified in the Rights Agreement) were beneficially owned by any Acquiring Person will be null and void.

         After the Share Acquisition Date, in the event that (i) the Company consolidates or merges with any other person and the Company is not the surviving corporation; (ii) any person engages in a share exchange, consolidation or merger with the company were the outstanding Class A Shares are exchanged for securities, cash or property of the other person and the Company is the surviving corporation; or (iii) 50% or more of the Company's assets or earning power is sold or transferred, proper provision will be made so that each holder of a Right (other than Rights owned by an Acquiring Person, which will have become null and void) will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right.

         The Purchase Price payable, and the number of Class A Shares or other securities, cash or property issuable, upon exercise of the Rights are subject to customary adjustments from time to time to prevent dilution in the event of certain changes in the shares of the Company. With

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certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to an increase or decrease of at least 1% in the Purchase Price. The Company may determine not to issue fractional Rights or shares, and in lieu thereof, an adjustment in cash will be made based on the market value of the Rights or shares on the last trading date prior to the date of exercise.

         In general, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (subject to adjustment) (the "Redemption Price"), at any time before the close of business on the tenth business day following the Share Acquisition Date. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Trustees in their sole discretion may establish. Immediately upon the action of the Trustees ordering redemption of the Rights (the "Redemption Date"), the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

         At any time after any person becomes an Acquiring Person and prior to the acquisition by any person of 50% or more of the outstanding Class A Shares, the Trustees may exchange the then outstanding and exercisable Rights (other than Rights owned by an Acquiring Person, which will have become null and void), in whole or in part, for Class A Shares, at an exchange ratio of one Class A Share for each two Class A Shares for which each Right is then exercisable, subject to adjustment.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The terms of the Rights may be amended by the Trustees without the consent of the holders of the Rights, including an amendment to extend the Final Expiration Date and, provided a Distribution Date has not occurred, to extend the period during which the Rights may be redeemed, except that after the Distribution Date no such amendment may materially and adversely affect the interests of the holders of the Rights.

         As of November 12, 1996, there were 2,617,000 Class A Shares outstanding. Each outstanding Class A Share on November 18, 1996 will receive one Right. As long as the Rights are attached to the Class A Share, the Company will issue one Right for each Class A Share issued between the Record Date and the Distribution Date (or earlier redemption, expiration or


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termination of the Rights) so that all such shares will have attached Rights.
The Company has unlimited Class A Shares available for issuance upon exercise of the Rights.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. Accordingly, the existence of the Rights may deter certain acquirors from making takeover proposals or tender offers. However, the rights plan helps ensure that the Company's shareholders receive fair and equal treatment in the event of any proposed takeover of the Company. The adoption of the plan is not in response to any specific takeover threat or proposal, but is a precaution taken to protect the rights of the Company's shareholders.

         The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the form of Right Certificate and as Exhibit B a Summary of Rights is attached hereto as
Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibits.

         ITEM 2.  EXHIBITS

         1. Rights Agreement, dated as of November 13, 1996, between Angeles Mortgage Investment Trust and Chase Mellon Shareholder Services, L.L.C., which includes as Exhibit A thereto the Form of Right Certificate, and as Exhibit B thereto a Summary of Rights. Pursuant to the Rights Agreement, Right Certificates will not be mailed until after the earlier of (i) the tenth business day after the Share Acquisition Date, or (ii) the tenth business day (or such later date as may be determined by the Board of Trustees prior to the time that any Person becomes an Acquiring Person) after the date of the commencement of, or first public announcement of the intent to commence, a tender offer by any person or group of affiliated or associated persons, if upon consummation thereof, such person or group would be the beneficial owner of 20% or more of the outstanding Class A Shares of Angeles Mortgage Investment Trust.


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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   ANGELES MORTGAGE INVESTMENT TRUST

DATE:  December 3, 1996          By /s/ Ronald J. Consiglio
                                    -----------------------------------------
                                        Ronald J. Consiglio
                                        President and Chief Executive Officer


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                                  EXHIBIT INDEX

Exhibit No.       Description                                            Page
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   1              Rights Agreement, dated as of November 13, 1996,         8
                  between Angeles Mortgage Investment Trust and Chase
                  Mellon Shareholder Services, L.L.C., which includes as Exhibit A thereto the Form of Right Certificate, and as Exhibit B thereto a Summary of Rights


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